Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

John J. O’Brien

Associate

215.963.4969

March 27, 2015

FILED AS EDGAR CORRESPONDENCE

Ms. Elisabeth Bentzinger

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on Pre-Effective Amendments No. 1 to Registration Statement on Form N-1A of SEI Catholic Values Trust (File Nos. 333-200973 and 811-23015)

Dear Ms. Bentzinger:

Set forth below are your comments (as provided via teleconference on March 12, 2015 and as further discussed on March 25, 2015), and our responses to those comments, on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of SEI Catholic Values Trust (the “Trust”) filed under the Investment Company Act of 1940, as amended (“1940 Act”), and the Securities Act of 1933, as amended, with the Securities and Exchange Commission (“SEC”) on February 27, 2014 regarding the registration of shares of the Catholic Values Equity Fund and Catholic Values Fixed Income Fund, each a series of the Trust (together, the “Funds”).  Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and/or Statement of Additional Information included in the Registration Statement.

1.              Comment:             With respect to the disclosure regarding the principles of the Catholic Church in the Funds’ principal investment strategies, please include a broader description of the Guidelines.

Response:                In response to your comment, we have reincorporated disclosure that describes the social and moral concerns considered under the Guidelines.

2.              Comment:             With respect to the Catholic Values Equity Fund, please either revise the Fund’s 80% policy so that derivatives will be valued at market/fair value rather than notional value, or provided the legal basis for valuing derivatives at notional value.  In addition, with respect to the Catholic Values Fixed Income Fund, please confirm supplementally that derivatives will be valued at market/fair value rather than notional value for the purposes of the Fund’s 80% policy.

Response:                The Trust notes that each Fund generally will use market values of derivatives for purposes of calculating compliance with its 80% test but that each Fund may use the notional value of derivatives for purposes of calculating compliance with its 80% test in certain appropriate circumstances. For example, in certain instances, a derivative may create investment exposure for a Fund that is equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount.  In such instances, the derivative contract’s notional value is the more appropriate measure of the Fund’s exposure to its investment, and, therefore, the Fund would generally use the derivative’s notional value for purposes of calculating compliance with its 80% test. Corresponding disclosure has been added to the paragraph following the “Non-Fundamental Policies” section of the SAI in response to the comment.

3.              Comment:             With respect to the Catholic Values Equity Fund, please add an investment strategy that is associated with portfolio turnover risk or remove portfolio turnover risk from the Fund’s principal risks disclosure.

Response:                In response to your comment, we have removed portfolio turnover risk form the Fund’s principal risks disclosure.

4.              Comment:             With respect to each Fund, please consider moving the disclaimer regarding the Roman Catholic Church and the United States Conference of Catholic Bishops because this is not risk disclosure.

Response:                In response to your comment, we have moved this disclosure to the end of the summary section.

5.              Comment: With respect to the Catholic Values Fixed Income Fund, please revise the parenthetical reference in the principal investment strategy to reflect below investment grade ratings.  Please also make consistent changes to the applicable section of the SAI.

Response:                We have revised the Fund’s disclosure in accordance with your comment.

6.              Comment: With respect to the Catholic Values Fixed Income Fund, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Associate Director, Division of Investment Management, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “Miller Letter”).

Response:                In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and believe the Fund’s current disclosure to be consistent with the principles set forth in the Miller Letter.

7.              Comment: Please add leverage risk to the Catholic Values Fixed Income Fund’s principal risk disclosure.

Response:                In response to your comment, we have included leverage risk in the Fund’s principal risk disclosure.

8.              Comment: In the “More Information About Risks” section of the Funds’ prospectus, please rename the “Equity Markets” risk disclosure as “Equity Securities” so that it aligns with the principal risk disclosure in the summary section of the prospectus.

Response:                In response to your comment, we have revised the disclosure accordingly.

9.              Comment: In the “More Information About Risks” section of the Funds’ prospectus, please revise the “Exchange-Traded Products” risk disclosure so that it is more narrowly tailored to ETFs, as reflected in the Catholic Values Equity Fund’s principal investment strategy.

Response:                In response to your comment, we have revised the disclosure accordingly.

10.       Comment: Please disclose that the Fund defines “fixed income” to include variable and floating rate securities.

Response:                In response to your comment, we confirm that the prospectus includes disclosure that indicates that fixed income securities may have fixed, floating or variable rates.

11.       Comment: Please add participation notes risk to the “More Information About Risks” section of the Funds’ prospectus.

Response: In response to your comment, we have added the appropriate disclosure.

12.       Comment: In the “More Information About Risks” section of the Funds’ prospectus, please revise the “Small and Medium Capitalization Issuers” risk disclosure so that it discusses medium capitalization issuers throughout the risk disclosure as appropriate.

Response: We have revised the disclosure in response to your comment.

13.       Comment: Please modify the “Swap Agreements” risk in the “More Information About Risks” section of the Funds’ prospectus to better reflect the types of swap instruments that the Catholic Value Equity Fund will invest in.

Response:                We have revised the disclosure in response to your comment.

14.       Comment: The Correspondence filed in response to comments provided on the Trust’s initial registration statement indicated that the Trust did not wish to include a specific amount of time in which the Funds will inform investors of order rejections.  However, the “How to Purchase Fund Shares” section still indicates a specific period of time.  Please revise this disclosure accordingly and, if appropriate, confirm supplementally that each Fund generally will notify a prospective investor of the Fund’s determination to reject a purchase request within two (2) business days of receiving such request.

Response:                In response to your comment, we have revised the disclosure accordingly and confirm supplementally that under normal conditions, the Funds will seek to notify a prospective investor within a reasonable period of time of making a determination to reject a purchase request and that the

Fund will generally consider two (2) business days to be a reasonable period of time for most prospective investors.

15.       Comment: In the “Investment Limitations” section of the SAI, please provide disclosure adjacent to the fundamental and non-fundamental policies that clarifies what the 1940 Act permits with respect to borrowing money or issuing senior securities (the second fundamental policy) and making loans (the fourth fundamental policy).

Response:                In response to your comment we have reviewed the disclosure in question and we believe that the disclosure presently provided after the non-fundamental policies provides a sufficient description of permitted activities with respect to borrowing, senior securities and lending under the 1940 Act.

I hereby acknowledge on behalf of the Trust that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Sincerely,

/s/ John J. O’Brien

John J. O’Brien